July 10, 2025

Anthony R. Cerasoli
President
First National Master Note Trust
First National Funding LLC
1620 Dodge Street
Stop Code 3201
Omaha, Nebraska 68197

       Re: First National Master Note Trust
           First National Funding LLC
           Registration Statement on Form SF-3
           Filed June 13, 2025
           File Nos. 333-288012 and 333-288012-01
Dear Anthony R. Cerasoli:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
2. We note throughout your form of prospectus that you use conditional and/or future language to describe certain structural features, credit enhancement, or other features that may be or will be disclosed under certain circumstances, such as if so specified
       in the prospectus    or that    the prospectus will    provide certain
disclosure in the
 July 10, 2025
Page 2

       future. For example, your disclosures under the sections entitled Description of the
       Notes     Pay-out Events,       Description of the Notes     Servicing
Compensation and
       Payment of Expenses,       Credit Enhancement,    and    ERISA
Considerations    use this
       language. We also note that recent prospectuses filed pursuant to Rule 424(b) include the same conditional and/or future language, but do not appear to provide deal-
       specific disclosure related to these features. This language appears to suggest that your prospectus is a form of base prospectus where an accompanying prospectus supplement (or additional prospectus) with specific terms related to a series of notes will be included. Please revise as necessary to make clear that your registration statement includes a single form of prospectus. Refer to General Instruction IV of
       Form SF-3.
3. Relatedly, the registration statement should fully describe the assets, structural features, credit enhancement, or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. See
       Section III.A.3.b. of the 2004 Regulation AB Adopting Release (Release No. 33-
       8518) (Dec. 22, 2004). Accordingly, such conditional and/or future language should be replaced throughout to include actual descriptions (bracketed if necessary) of any such features reasonably contemplated at present with respect to the notes to be offered through this prospectus, including the material terms of any derivatives and/or other contemplated credit enhancement. Refer, for example, to Items 1114 and 1115 of Regulation AB and the related instructions. To the extent any such features are not intended to be used, they should be removed.
4. If the structure of any potential derivative agreement, credit enhancement, or other support is not known at this time, please confirm that you will provide the required disclosure about such derivative agreement or credit enhancement, and file as an exhibit the form of such derivative agreement or credit enhancement agreement, by post-effective amendment pursuant to Securities Act Rule 430D(d)(2). Offered Notes, page 4

5. Please identify the denominations in which the securities will be issued in the prospectus summary. Refer to Item 1103(a)(3)(iv) of Regulation AB. Structural Summary
Credit Enhancement, page 10

6. We note your disclosure beginning on page 100 about various credit enhancements being considered. For example, your form of prospectus describes having a letter of credit; cash collateral guaranty, cash collateral account or excess collateral; derivative agreements; surety bond or insurance policy; and/or a reserve account. However, in your summary, you only disclose subordination and the spread account as forms of credit enhancement. Please revise your summary to include bracketed disclosure of any credit enhancement or other support for the transaction that is being reasonably contemplated. Please refer to Item 1103(a)(3)(ix) of Regulation AB. Additionally, please file as exhibits to this registration statement forms of the transaction documents related to any derivatives or other credit enhancement reasonably contemplated at the time of effectiveness, as applicable.
 July 10, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance